Exhibit 99.1

May 10, 2006

GOLDBELT COMPLETES SETTLEMENT AGREEMENT WITH RESOLUTE UNDER THE PURCHASE AGREEMENT FOR THE BURKINA FASO PROJECTS

Goldbelt Resources Ltd. (TSXV: GLD) announces that it has received regulatory approval and completed the terms of the Settlement Agreement with Resolute Mining Limited ( Resolute ) as disclosed in the April 21, 2006 press release. Accordingly, Goldbelt has satisfied its outstanding obligations to Resolute Mining Limited ( Resolute ) relating to the acquisition of the Burkina Faso assets of Resolute under the Amended and Restated Share Purchase Agreement (the Agreement ) governing the acquisition. Both parties have provided a mutual release under the Settlement Agreement.

Under the terms of the Settlement Agreement, Goldbelt issued an aggregate of 1,670,000 Goldbelt shares to Resolute to repay approximately US$1,575,000 payable to Resolute under the Agreement in respect of the assets acquired from Resolute, for the 2004 drilling program and to settle other amounts claimed by Goldbelt to be owed by Resolute. In addition and as a result of Goldbelt satisfying its obligation to raise, by January 31, 2006, a minimum of $10,625,000 by way of one or more private placements, Goldbelt issued 1,176,471 shares, 294,118 warrants with an exercise price of $0.75 and expiring on January 17, 2008 and 294,118 warrants with an exercise price of $0.98 and expiring on January 17, 2008. Resolute surrendered previously issued 1,176,471 Goldbelt warrants with an exercise price of $0.65 and expiring on September 3, 2006 (currently subject to an accelerated expiry date of May 10, 2006). The shares and warrants issued to Resolute and any shares issued on exercise of such warrants are subject to a four month hold period expiring on September 6, 2006.

Goldbelt Resources is a Canadian junior mining company focused on exploring and developing known gold prospects in Burkina Faso. The common shares of Goldbelt are traded on the TSX-V exchange under the symbol GLD.

For further details on Goldbelt Resources and the Belahouro site, please visit the Company s website at www.goldbeltresources.com or contact Laura Sandilands, Investor Relations, at (416) 364-0557 or by email to lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per: "Collin Ellison"
Collin Ellison, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.